EXHIBIT 99.1

For Immediate Release	Date: January 3, 2024
24-1-TR

Teck Announces Completion of Sale of Minority Interest in Steelmaking Coal Business

Vancouver, B.C. – Teck Resources Limited (“Teck”), (TSX: TECK.A and TECK.B, NYSE: TECK) today announced the closing of the sale of a minority interest in its steelmaking coal business, Elk Valley Resources (“EVR”), to Nippon Steel Corporation (“NSC”) and POSCO.

NSC has acquired a 20% interest in EVR in exchange for its prior 2.5% interest in Elkview Operations plus US$1.3 billion in cash paid at closing to Teck and US$0.4 billion paid subsequently to Teck out of cash flows from EVR. POSCO has exchanged its 2.5% interest in Elkview Operations and its 20% interest in the Greenhills joint venture, for a 3% interest in EVR.

Closing of the sale of the remaining interest (77%) in EVR to Glencore PLC is expected to occur in the third quarter of 2024, subject to the satisfaction of customary conditions, including receipt of approvals under the Investment Canada Act and competition approvals in several jurisdictions.

For more information on the full sale of Teck’s steelmaking coal business, see the November 13, 2023 news release here.

Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These forward-looking statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the closing of the proposed sale transaction with Glencore, our ability to satisfy the conditions of closing, including the receipt of and conditions to regulatory approvals for the sale transaction, and other statements that are not historical facts.

Although we believe that the forward-looking statements in this news release are based on information and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond our control and the effects of which can be difficult to predict: the possibility that the sale transactions will not be completed on the terms and conditions, or on the timing, currently contemplated, and that the transactions may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory approvals and other conditions of closing necessary to complete the transactions or for other reasons; risks relating to business disruption during the pendency of or following the sale transactions and diversion of management time; risks relating to tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the sale transactions, including changes in economic conditions, interest rates or tax rates; and other risks inherent to our business and/or factors beyond Teck’s control which could have a material adverse effect on Teck or the ability to consummate the sale transactions.

Teck cautions that the foregoing list of important factors and assumptions is not exhaustive and other factors could also adversely affect its results. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

The forward-looking statements contained in this news release describe Teck’s expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, Teck does not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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